Ossen Innovation Engages BDO China Shu Lun Pan as Independent Registered Accountant

SHANGHAI, June 12, 2013 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has engaged BDO China Shun Lun Pan Certified Public Accountants LLP (“BDO China Shu Lun Pan”) as the Company’s independent registered accounting firm effective June 11, 2013.

As a result of changes in the structure of BDO offices in China, BDO China Shu Lun Pan has been appointed by BDO International Limited (“BDO International”) as the exclusive BDO Member Firm in China. BDO China Shu Lun Pan replaces BDO China Dahua, Ossen’s prior independent accounting firm, as BDO International’s exclusive member firm in China.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations:

Ted Haberfield, President MZ North America, IR MZ Group
Phone: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us